SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

VIASYS HEALTHCARE INC.
(Name of Subject Company)

VIASYS HEALTHCARE INC.
 (Name of Persons Filing Statement)

Common Stock, $.01 Par Value
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)

Matthew M. Bennett
Executive Vice President, Legal, Business Development
and Regulatory and Quality Affairs, and Secretary
VIASYS Healthcare Inc.
227 Washington Street, Suite 200
Conshohocken, Pennsylvania 19428
(610) 862-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Timothy Maxwell
Brian C. Miner
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103-2921
(215) 963-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 is hereby amended and supplemented by adding the following under “(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Acceleration of Options and Cash-Out of Restricted Stock Units and Director Stock Units”:

Each Company employee holding options following the completion of the Offer may elect to participate in a concurrent exercise procedure under which options will automatically be exercised at the Effective Time, and the employee will receive an amount equal to the Offer Price less the exercise price of the Options, subject to appropriate tax withholding.

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding the following additional exhibits:

Exhibit No.	Description
(a)(5)(C)	Memorandum to All Employees Holding Options and Restricted Stock Units, dated June 1, 2007.

(a)(5)(D)	Memorandum to All Employees Participating in Employee Stock Purchase Plan, dated June 4, 2007.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASYS HEALTHCARE INC.
(Registrant)
Date: June 5, 2007
	By:	/s/ Randy H. Thurman
		Name:	Randy H. Thurman
		Title:	Chairman, President and Chief
Executive Officer

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